Exhibit 12

Earnings to Fixed Charges

	First Quarter		Year Ended December 31,
	2015		2014		2013		2012		2011		2010
	(Dollars in Thousands)
Earnings:
Pre-tax income from continuing operations	$56,290		$197,131		$143,802		$37,635		$11,400		$84,149
(Loss) income from equity investees	(3,540)		13,580		15,208		9,025		20,539		20,313
Pre-tax income (loss) from continuing operations before income (loss) from equity investees	59,830		183,551		128,594		28,610		(9,139)		63,836
Fixed charges:
Interest Expense	5,479		22,086		22,538		18,872		18,259		18,616
Amortization of discount and expenses related to indebtedness	128		861		3,850		156		156		160
Portion of rents representative of interest factor	1,093		4,276		4,011		4,220		3,869		3,786
Total fixed charges	$6,700		$27,223		$30,399		$23,248		$22,284		$22,562
Distributed income of equity investees	-		13,427		15,409		10,676		20,216		11,601
Income, as adjusted	$66,530		$224,201		$174,402		$62,534		$33,361		$97,999
Ratio of earnings to fixed charges	9.9	x	8.2	x	5.7	x	2.7	x	1.5	x	4.3	x